SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on January 27, 2016

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For immediate release

Shell shareholders vote in favour of the recommended combination between Shell and BG

The Hague, January 27, 2016 – Royal Dutch Shell plc (“Shell”) announces the poll result from today’s General Meeting held at the Circustheater, Circusstraat 4, 2586 CW, The Hague, The Netherlands. Shell shareholders expressed their support for the recommended combination with BG Group plc (“BG”) by carrying the resolution to approve and implement the transaction.

Full details of the resolution passed, together with explanatory notes, are set out in the Shell shareholder circular dated December 22, 2015 (the “Circular”), including notice of the General Meeting, which is available at www.shell.com. The resolution was proposed as an ordinary resolution.

The expected timetable of remaining principal events remains as set out in the Circular.

Should BG shareholders approve the offer at shareholder meetings to be held on January 28, 2016, the transaction would be expected to complete on February 15, 2016, subject to the satisfaction or waiver of certain customary conditions, including the sanction of the scheme of arrangement to implement the combination by the High Court of Justice.

Commenting on the shareholder vote, Ben van Beurden, CEO of Shell, said:

“I am delighted with the positive shareholder vote and the confidence that shareholders have shown in the strategic logic of the combination of Shell and BG. Our immediate focus is on the successful completion of the transaction and we now await the results of tomorrow’s BG shareholder vote.”

Results of the Shell General Meeting

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	% OF ISC VOTED	VOTES WITHHELD
To approve the acquisition of BG Group plc by the Company , as more particularly described in the Notice of General Meeting	3,272,360,952	83.08	666,259,619	16.92	3,938,620,571	61.24%	22,241,824

Please note that votes withheld are not votes under English law and have not been counted in the calculation of the proportion of the votes ‘for’ and ‘against’ the resolution. Pursuant to the Listing Rules, a copy of the resolution will be submitted to the National Storage Mechanism and will be available for inspection at: http://www.morningstar.co.uk/uk/nsm.

Shell Shareholders may request a hard copy of this announcement by contacting Equiniti during business hours on +44 (0)121 415 7073 or by submitting a request in writing to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

-END-

Enquiries

Shell Media Relations

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Europe: + 31 70 377 4540

North America: +1 832 337 2034

Cautionary note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies in which Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this announcement, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward looking statements concerning the financial condition, results of operations and businesses of Shell and the Shell Group. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell’s 20-F for the year ended December 31, 2014 (available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader. Each forward looking statement speaks only as of the date of this announcement, January 27, 2016. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	M Edwards

	Name:	M Edwards
	Title:	Deputy Company Secretary

Date: January 27, 2016